UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number: 000-25051

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.

401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.

PROSPERITY BANK PLAZA

4295 SAN FELIPE

HOUSTON, TEXAS 77027

Prosperity Bancshares, Inc.

401(k) Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2008 and 2007

To the Prosperity Bancshares, Inc.’s

    401(k) Profit Sharing Plan Committee

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Briggs & Veselka Co.

Bellaire, Texas

June 29, 2009

Killman, Murrell & Company, P.C.

Certified Public Accountants

3300 N. A Street, Bldg. 4, Suite 200	1931 E. 37th Street, Suite 7	2626 Royal Circle

Midland, Texas 79705	Odessa, Texas 79762	Kingwood, Texas 77339
(432) 686-9381	(432) 363-0067	(281)359-7224
Fax (432) 684-6722	Fax (432) 363-0376	Fax (281) 359-7112

Report of Independent Registered Public Accounting Firm

To Prosperity Bancshares, Inc.’s

401K Profit Sharing Plan Committee

We have audited the accompanying statements of net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan (“the Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 2007 in conformity with accounting principles generally accepted in the United States.

/s/ Killman, Murrell & Company, P.C.

Killman, Murrell & Company, P.C.

Houston, Texas

June 20, 2008

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS
Investments, at fair value
Prosperity Bancshares, Inc. common stock	$14,918,449	$14,983,698
Mutual funds	19,356,160	30,776,035
Guaranteed interest contract	2,599,319	2,256,729
Cash and money market funds	10,343,811	6,859,913
Participant loans	1,621,817	1,604,558

TOTAL ASSETS	48,839,556	56,480,933

LIABILITIES
Benefit claims payable	156,411	9,391
Operating payables	3,990	1,353
Other liabilities	3,000	8,185

TOTAL LIABILITIES	163,401	18,929

NET ASSETS REFLECTING ALL INVESTMENTS, AT FAIR VALUE	48,676,155	56,462,004

Adjustments from fair value to contract value for fully benefit-responsive interest contract	393,007	—

NET ASSETS AVAILABLE FOR BENEFITS	$49,069,162	$56,462,004

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$594,197

Contributions:
Participants’ rollovers and other	312,310
Participants’ elective deferrals	3,583,113
Employer’s matching	1,674,819

5,570,242

TOTAL ADDITIONS	6,164,439

DEDUCTIONS

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	9,167,360
Deductions from net assets attributable to rollovers or withdrawals paid to participants	5,817,436
Corrective distributions	448
Administrative expenses	63,387

TOTAL DEDUCTIONS	15,048,631

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFERS	(8,884,192)

TRANSFERS IN FROM OTHER PLANS
Transfer of assets related to merger	1,491,350

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS AFTER TRANSFERS	(7,392,842)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	56,462,004

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$49,069,162

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General – The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bank (the “Bank”), Plan sponsor, who have completed at least three (3) months of service and are twenty-one (21) years of age or older. An employee’s entry date is the first day of the month coinciding with or next following the date he satisfies the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B.	Contributions – Each year a participant may contribute up to the maximum allowable of his total salary on a pre-tax basis. If a participant is age fifty (50) or older, he may make an additional catch-up contribution. Participants may stop contributing at any time. Participants are also permitted to deposit into the Plan distributions from other plans and certain IRAs as rollover contributions.

Upon enrollment, a participant may direct contributions in any increment to any of the Plan’s fund options. Participants may change their investment options quarterly. Employer contributions are matched to the funds designated by the participant.

The Bank, at its discretion, may contribute to the Plan, on a participant’s behalf, a matching contribution which is determined annually. In 2008, the Bank matched fifty percent (50%) of the employees’ contributions up to fifteen percent (15%) of their annual compensation.

C.	Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

D.	Vesting – Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the Bank contribution portion of participant accounts plus actual earnings (losses) thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete one thousand (1,000) hours of service in that calendar year. A participant is vested ratable (twenty percent (20%) at the end of the second year as a participant in the Plan) over a six-year period.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

E.	Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms generally range from 1-5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions. A participant may have only one outstanding loan.

F.	Payment of Benefits – On termination of service, a participant may receive a lump-sum amount, equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive payment from the following options: (1) qualified joint and survivor annuities, (2) single payment of the employee’s entire benefit, (3) equal installments over a fixed period not to exceed the employee’s life expectancy or the joint and last survivor’s life expectancy, or (4) payments in the form of a joint and survivor annuity. The Plan does permit hardship distributions. Hardship withdrawals are governed by Internal Revenue Service (“IRS”) regulations and are permitted for immediate and heavy financial need and only for certain events.

G.	Forfeitures – Forfeited balances of terminated participants’ nonvested accounts are used to offset and pay Plan expenses and reduce future Bank contributions.

H.	Plan Termination – Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts.

I.	Investment Options – Upon enrollment in the Plan, a participant may direct his contributions in various increments totaling one hundred percent (100%) in any of the following investment options:

Prosperity Bank Interest Bearing Account: Funds are invested in an interest bearing account at Prosperity Bank.

Prosperity Bancshares, Inc. Common Stock: Funds are invested in common stock of Prosperity Bancshares, Inc.

Fundamental Investors: Funds are invested primarily in common stocks or securities convertible into common stocks to provide long-term growth of capital and income. The funds may also be invested in bonds and debt securities of issuers outside of the U.S.

New Perspective Fund: Funds are invested in common stocks, preferred stocks, securities convertible into common stocks, and bonds to provide long-term growth of capital through investments in blue-chip companies based in the U.S. and abroad with an emphasis on global or multinational companies and a focus on opportunities created by changes in global trade patterns and economic and political relationships.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

I.	Investment Options (Continued)

Washington Mutual Investors Fund: Funds are primarily invested in common stocks of U.S. companies that meet strict standards based on requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. It may also invest up to five percent (5%) of its assets in non-U.S. companies that meet certain investment standards. Funds are invested to provide current income and an opportunity for growth.

Capital Income Builder: Funds are invested in common stocks or bonds to provide above-average current income, a growing stream of income, and growth of capital. Generally, at least fifty percent (50%) of investments will be in common stocks of large, established companies with a history of increasing dividends. Up to forty percent (40%) of investments might be in securities of non-U.S. issuers.

Capital World Growth and Income Fund: Funds are primarily invested in blue chip common stocks of established companies in the world’s largest stock markets to provide long-term capital growth with current income.

American Balanced Fund: Funds are invested in blue chip common stocks, quality bonds, securities convertible to common stocks and money market instruments to provide conservation of capital, current income, and long-term growth of capital and income.

Euro Pacific Growth Fund: Funds are invested in common stocks, preferred stocks, securities convertible to common stocks, American depository receipts, European depository receipts, bonds, and cash to provide long-term growth of capital.

The Growth Fund of America: Funds are invested in common stocks, preferred stock, and securities convertible to common stocks of companies that appear to offer opportunities for long-term growth of capital, such as cyclical companies, those in depressed industries, and turnaround or value situations.

Intermediate Bond Fund of America: Funds are invested in a portfolio of corporate bonds, U.S. government bonds or notes, GNMA certificates and other mortgage-related securities to provide current income and preservation of capital through a bond portfolio with an average effective maturity of no greater than five (5) years.

The Investment Company of America: Funds are primarily invested in common stocks of well-established blue chip companies, representing a wide cross section of the U.S. economy to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

I.	Investment Options (Continued)

AMCAP Fund: Funds are primarily invested in undervalued common stocks of growing, profitable companies located in the U.S. that represent opportunities to provide long-term growth of capital.

The Income Fund of America: Funds are primarily invested in common stocks and bonds of U.S. companies to provide current income and, secondarily, growth of capital.

American Mutual Fund: Funds are primarily invested in common stocks, securities convertible into common stocks, nonconvertible preferred stocks, U.S. government securities, bonds rated A or better, and cash to provide the balanced accomplishment of current income, capital growth, and conservation of principal through investments in companies that participate in the growth of the American economy.

AIM Mid Cap Core Equity: Funds are invested primarily in attractively priced stocks of mid-sized companies with good growth prospects.

Metlife Stable Value Fund: The fund’s objective is to protect principal and offer fixed returns that compare favorably with the yields on intermediate-term fixed income securities.

Allianz NFJ Small-Cap Value Fund: Funds are primarily invested in common stocks of companies with small market capitalizations that have a below average price earnings ratio relative to their industry.

PIMCO Total Return: Funds are invested primarily in intermediate-term mortgage-related securities to provide maximum total return, consistent with preservation of capital and prudent investment management.

Sentinel Small Company: Funds are invested primarily in a diversified portfolio of common stocks and convertible securities issued by small and mid-sized companies seeking long-term capital appreciation.

Calvert Social Inv Equity: Funds are invested primarily in common stocks of large-cap companies having market capitalization of at least $1 billion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Accounting

The financial statements of the Plan are prepared using the U.S. generally accepted accounting principles.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.	Investment Valuation and Income Recognition

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”), with respect to its investments. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Prosperity Bancshares, Inc. Common Stock: Common stock is valued at the closing price reported on the active market on which the individual security is traded.

Mutual Funds: Investments in mutual funds are stated at fair value based upon quoted market prices of the net asset value of shares held by the Plan at year-end.

Guaranteed Interest Contract: The Plan’s investment in a fully benefit-responsive investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Participant Loans: Participant loans are valued at their outstanding balances.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.	Investment Valuation and Income Recognition (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common stock	$14,918,449	$—	$—	$14,918,449
Mutual funds	19,356,160	—	—	19,356,160
Guaranteed interest contract	—	—	2,599,319	2,599,319
Participant loans	—	—	1,621,817	1,621,817

TOTAL ASSETS AT FAIR VALUE	$34,274,609	$—	$4,221,136	$38,495,745

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Guaranteed Interest Contract	Participant Loans
Balance, beginning of year	$2,256,729	$1,604,558
Realized gains (losses)	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	134,396	—
Purchases, sales, issuances and settlements, net	208,194	17,259

BALANCE, END OF YEAR	$2,599,319	$1,621,817

The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.	Investment Valuation and Income Recognition (Continued)

The Plan is invested in a guaranteed interest contract with Metropolitan Life Insurance Company, Met Managed GIC (Contract #25157). Guaranteed interest contracts are stated at fair value as determined by the issuer of the guaranteed interest contracts based on the fair market values of the underlying investments and then adjusted by the issuer to contract value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), guaranteed interest contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive guaranteed interest contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits presents the fair value of the guaranteed interest contracts as well as the adjustment of the fully benefit-responsive guaranteed interest contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. At December 31, 2008, the average yield earned and crediting interest rate to participants were -10.29% and 5.11%, respectively. At December 31, 2007, the guaranteed interest contract approximated fair value.

Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

C.	Payment of Benefits

Benefits are recorded when paid. Benefit claims payable represents amounts requested by participants but not yet paid and are recorded as a liability in the statement of net assets available for benefits and an increase to deductions from net assets in the statement of changes in net assets available for benefits.

D.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 3 – INVESTMENTS

At December 31, 2008 and 2007, all investments of the Plan were participant-directed. The following presents investments that represent five percent (5%) or more of the Plan’s net assets at year-end:

	December 31,
	2008	2007
Prosperity Bank Interest Bearing Account*	$9,847,664	$6,811,893
Prosperity Bancshares, Inc. Common Stock*	14,918,449	14,983,698
Capital Income Builder	**	2,976,246
Capital World Growth and Income Fund	**	3,353,980
Euro Pacific Growth Fund	**	2,847,549
MetLife Stable Value Fund	2,992,326	**
The Growth Fund of America	**	3,985,508

*	Indicates party-in-interest.
**	Represents less than five percent (5%) of the Plan’s net assets as of December 31.

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan’s investment categories for the year ended December 31, 2008.

Mutual funds	$(9,369,777)
Prosperity Bancshares, Inc. common stock	68,021
Guaranteed interest contract	134,396

$(9,167,360)

NOTE 4 – CREDIT RISK

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and the amounts reported in participant accounts.

NOTE 5 – TAX STATUS

The Plan has received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Investment transactions in Prosperity Bank Interest Bearing Account and Prosperity Bancshares, Inc. Common Stock qualify as party-in-interest transactions.

TD Ameritrade Trust Company (“TDATC”) is the Trustee of the Plan. Compensation paid to TDATC for the year ended December 31, 2008, was $12,480.

NOTE 7 – MERGERS

In September 2008, the 1st Choice Bank 401(k) Plan (“1st Choice Plan”) was merged into the Plan. Transfers of $918,284 from the 1st Choice Plan have been included on the statement of changes in net assets available for benefits as other transfers for the year ended December 31, 2008.

In January 2008, the Bank of Navasota 401(k) Plan (“Bank of Navasota Plan”) was merged into the Plan. Transfers of $573,066 from the Bank of Navasota Plan have been included on the statement of changes in net assets available for benefits as other transfers for the year ended December 31, 2008.

The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of their predecessor plans.

SUPPLEMENTAL SCHEDULE

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

EIN: 74-2331986

Plan No. 001

(a) *Party- in- Interest	(b) Identity of Issue, or Issuer	(c) Description of Investment	(d) Cost		(e) Current Value
*	TD Bank USA MMDA	Mutual Fund	$	**	$496,147
*	Prosperity Bank Interest Bearing Account	Interest Bearing		**	9,847,664
*	Prosperity Bancshares, Inc. Common Stock	Common Stock		**	14,918,449
	AIM Mid Cap Core Equity	Mutual Fund		**	580,140
	Allianz NFJ Small-Cap Value	Mutual Fund		**	1,002,308
	AMCAP Fund	Mutual Fund		**	579,379
	American Balanced Fund	Mutual Fund		**	1,057,763
	American Mutual Fund	Mutual Fund		**	531,168
	Calvert Social Inv Equity	Mutual Fund		**	125,703
	Capital Income Builder	Mutual Fund		**	1,993,730
	Capital World Growth and Income Fund	Mutual Fund		**	2,002,102
	Euro Pacific Growth Fund	Mutual Fund		**	1,516,625
	Fundamental Investors	Mutual Fund		**	1,251,660
	Intermediate Bond Fund of America	Mutual Fund		**	620,881
	MetLife Stable Value Fund	Mutual Fund		**	2,992,326
	New Perspective Fund	Mutual Fund		**	1,076,836
	PIMCO Total Return	Mutual Fund		**	1,752,041
	Sentinel Small Company	Mutual Fund		**	770,350
	The Growth Fund of America	Mutual Fund		**	2,198,378
	The Income Fund of America	Mutual Fund		**	808,801
	The Investment Company of America	Mutual Fund		**	894,461
	Washington Mutual Investors Fund	Mutual Fund		**	593,834
*	Participant Loans	Interest Rate Range: 4.25% to 11.50% with varying maturity dates		—	1,621,817

*	A party-in-interest defined by ERISA.
**	Cost information is omitted, as these accounts are participant directed.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2009	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

/s/ Michael Harris
Michael Harris Executive Vice President and Cashier, Prosperity Bank

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Briggs & Veselka Co., Independent Registered Public Accounting Firm

23.2	Consent of Killman, Murrell & Company, P.C., Independent Registered Public Accounting Firm